

中國製藥集團有限公司
China Pharmaceutical
Group Limited

June 6, 2003

File No. 82-4135

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

VIA COURIER



Dear Sir

Re: China Pharmaceutical Group Limited (formerly known as China Pharmaceutical Enterprise and Investment Corporation Limited)(the "Company")
File No. 82-4135

We, a company incorporated in Hong Kong, furnish herewith the following documents of the Company pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(i) an announcement dated August 26, 2002 relating to the interim results for the six months ended June 30, 2002;
(ii) an announcement dated December 23, 2002 relating to the resignation of an executive director;
(iii) an announcement dated February 19, 2003 relating to connected transaction, ongoing connected transactions and proposed change of company name;
(iv) an announcement dated March 25, 2003 relating to the final results for the year ended December 31, 2002;
(v) the Company's annual report dated March 25, 2003 for the year ended December 31, 2002;
(vi) a circular dated March 31, 2003 relating to proposals involving general mandates to repurchase shares and to issue shares;
(vii) an announcement dated May 7, 2003 relating to change of company name;

香港灣仔港灣道一號會展廣場辦公大樓28樓2802-6室
Rooms 2802-6, 28/F, Office Tower, Convention Plaza
1 Harbour Road, Wanchai, Hong Kong



中國製藥集團有限公司
China Pharmaceutical
Group Limited

(viii) an announcement dated May 20, 2003 relating to the first quarter results for the three months ended March 31, 2003.

If you have any questions regarding this information, please do not hesitate to contact the undersigned at (852) 2802-3011 or by fax at (852) 2802-4552.

Please acknowledge receipt of this letter and its enclosures by date-stamping and returning the enclosed copy of this letter to us by fax at (852) 2802-4552.

Yours faithfully,
For and on behalf of
China Pharmaceutical Group Limited

Eddie Chak
Financial Controller

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

2002 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Directors") of China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2002.

CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2002

	For the six months ended June 30, 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Turnover	705,193	570,627
Cost of sales	(510,690)	(422,524)
Gross profit	194,503	148,103
Other revenue	8,883	8,063
Distribution costs	(12,110)	(12,170)
Administrative expenses	(58,587)	(54,865)
Other operating expenses	(2,070)	(5,765)
Profit from operations	130,619	83,366
Finance costs	(12,725)	(13,313)
Impairment of goodwill of an associate	–	(2,032)
Share of profit of a jointly controlled entity	4,081	2,843
Gain on disposal of subsidiaries	–	3,860
Profit before taxation	121,975	74,724
Taxation	(19,789)	(13,688)
Profit before minority interests	102,186	61,036
Minority interests	(1,025)	(644)
Profit attributable to shareholders	101,161	60,392
Earnings per share		
Basic	8.12 cents	4.87 cents
Diluted	8.00 cents	4.82 cents

Notes:

1. **Segment information**

Business segment

	Turnover for the six months ended June 30, 2002 HK$'000	2001 HK$'000	Segment results for the six months ended June 30, 2002 HK$'000	2001 HK$'000
Penicillin series	273,713	247,309	60,594	54,450
7-ACA and cephalosporin series	268,996	155,812	62,307	42,511
Vitamin C series	159,040	160,522	14,322	891
Others	3,444	6,984	(219)	(5,583)
	705,193	570,627	137,004	92,269
Unallocated corporate expenses			(6,385)	(8,903)
Profit from operations			130,619	83,366

Geographical segment

The distribution of the Group's consolidated turnover by geographical market is presented below:

	Turnover for the six months ended June 30, 2002 HK$'000	2001 HK$'000
The People's Republic of China (the "PRC")	543,060	412,033
Asia other than the PRC	54,792	78,630
Europe	52,577	43,975
America	44,546	29,994
Others	10,218	5,995

INTERIM DIVIDEND

The Directors resolved not to pay an interim dividend for the six months ended June 30, 2002 (6.30.2001: Nil).

BUSINESSS REVIEW AND PROSPECTS

Results

For the first half of the year, the Group reported turnover of HK$705,193,000 and profit attributable to shareholders of HK$101,161,000, representing an increase of 24% and 68% over the same period last year respectively.

In the first half of the year, the production and sales of the three major series of the Group continued to perform well. 7-ACA and cephalosporin series was the largest contributor to the Group's growth in turnover and profit for the period, whereas vitamin C series achieved the greatest success in cost control.

7-ACA and cephalosporin series

The output of 7-ACA for the period increased 43% to 206 tonnes whereas sales of the 7-ACA series increased by 39%. This is the first year since the production capacity of 7-ACA has been expanded to 800 tonnes per annum and there is room for further improvement in the production process. We believe that output will be able to reach the designed capacity by 2003 and the series will become the largest contributor to the Group's sales and profit.

Apart from the 7-ACA series, there were 3 other new cephalosporin products, namely cefoperazone sodium, cefradine and ceftriaxone, put into commercial production during the period. These new products accounted for about 8% and 2% of the Group's turnover and gross profit for the period respectively.

The market of cephalosporin antibiotics in the PRC is in the stage of rapid growth. The Group will seize the opportunity by stepping up the development of various cephalosporin products in order to consolidate our leading position of the series in the market.

Penicillin series

With the supplement of certain facilities to the existing production line, the production capacity of this series was topped up to 4,000 tonnes per annum. The output of penicillin for the period reached 1,800 tonnes, an increase of 34% over the same period last year. The increase in output was mainly of penicillin industrial salt as the demand for it was strong during the period. Sales of the series increased by 11% over the same period last year, representing 39% of the Group's sales.

Vitamin C series

The output of vitamin C reached 6,531 tonnes, an increase of 10% over the same period last year. As the product prices have not yet returned to the level in the first half of last year, the sales of this series was only more or less the same as the same period last year.

Having gone through the fierce competition in the second half of last year, the prices of vitamin C products have gradually regained 10% after hitting the bottom in the second half of last year. The successful introduction of new technology enabled the overall production costs to lower by 20%. With the gradual recovery of product prices, we believe that the series will be able to become a major profit contributor of the Group again.

Product cost and profit margin

The costs of all our products have been lowered by different degrees with vitamin C series being the most prominent. However, the relatively high production cost of the new cephalosporin products in its early stage of production has hindered the growth in the overall gross profit margin. For the period, the gross profit margin of the Group attained 27.6%, an increase of 1.6 percentage point over the same period last year. With the improvement in the production of new products and the overall market situation, we believe that a higher gross profit margin can be attained in the second half of the year.

Acquisition of assets

The People's Republic of China (the "PRC")	543,060	412,033
Asia other than the PRC	54,792	78,630
Europe	52,577	43,975
America	44,546	29,994
Others	10,218	5,995
	705,193	570,627

Contribution to profit by geographical market has not been presented as the contribution to profit from each market is in line with the overall Group ratio of profit to turnover.

2. Profit from operations

	For the six months ended June 30, 2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Allowance for bad and doubtful debts	5,450	4,027
Amortisation of intangible assets	7,566	7,032
Depreciation of property, plant and equipment	47,359	44,795
Impairment loss on property, plant and equipment	–	1,000
Bank interest income	(480)	(622)

3. Taxation

	For the six months ended June 30, 2002 HK$'000	2001 HK$'000
The charge comprises:		
PRC income tax	19,265	13,334
Share of taxation of a jointly controlled entity	524	354
	19,789	13,688

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to an exemption from PRC income tax for the two years starting from their first profit-making year, followed by a 50% reduction for the next three years. The taxation charge for the period represents provision for PRC income tax for the PRC subsidiaries taking into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC tax relief as the above subsidiaries.

There was no significant unprovided deferred taxation for the period or at the balance sheet date.

Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	For the six months ended June 30, 2002	2001
Profit attributable to shareholders	HK$101,161,000	HK$60,392,000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,245,580,163	1,240,447,279
Effect of dilutive potential ordinary shares in respect of share options	19,661,140	13,068,182
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,265,241,303	1,253,515,461

5. Transfer of reserves

During the six months ended June 30, 2002, the Group transferred accumulated profits to statutory surplus fund and enterprise expansion fund of HK$21,054,000 and HK$20,480,000 (1.1.2001 to 6.30.2002: Nil and Nil) respectively.

6. Review of interim financial statements

The interim financial statements are unaudited, but have been reviewed by the Audit Committee with the management and external auditors of the Company.

same period last year. With the improvement in the production of new products and the overall market situation, we believe that a higher gross profit margin can be attained in the second half of the year.

Acquisition of assets

The Group completed the acquisition of preparation production lines in July 2002. Currently the Group is considering a possible acquisition of a research centre from its parent company with a view to enhancing the Group's strength in developing new drugs and further consolidating the competitiveness of the Group.

Development of butylphthalide

The approval procedure of butylphthalide, a category one new drug in the PRC, has been completed. It is expected that approval for production will be obtained from the State Drug Administration in September this year. This product will be the first patent drug of the Group and is expected to bring significant contribution in the coming years.

Looking forward to the second half of the year:

1. The Group will focus on the operation of the 7-ACA production lines. Efforts will be put to improve the production facilities and production technology with a view to attaining designed capacity as early as possible. The development of cephalosporin products will be stepped up to keep in line with the rapidly growing market of cephalosporin antibiotics.

2. The Group will complete the strategical transformation from a bulk pharmaceutical enterprise to a comprehensive pharmaceutical enterprise encompassing development, production and marketing of both bulk and finished pharmaceutical products. More effort will be put to develop new drugs and broaden the market of finished pharmaceutical products.

3. The next few years will be pivotal to the development of the PRC pharmaceutical industry. With the accession of PRC to the WTO and the enforcement of GMP in the PRC, it is expected that a lot of small to medium pharmaceutical companies will be forced out of the market whereas acquisition and merger between medium and large pharmaceutical companies will rapidly increase. We will monitor the development closely and look for investment opportunities proactively, striving to become the leading player in the PRC pharmaceutical industry.

FINANCIAL REVIEW

At the interim period end date, the Group's total bank borrowings was HK$475 million, an increase of HK$6 million as compared to HK$469 million at the last year end date, and the maturity profile spread over a period of three years with HK$366 million repayable within 1 year and HK$109 million within 2 to 3 years.

Gearing ratio was 15.5%, which was calculated on the basis of the Group's net bank borrowings (after deducting cash and bank balances of HK$257,151,000) over shareholders' funds at the interim period end date.

The majority of the Group's bank borrowings, approximately 68% at the interim period end date, was in Renminbi with the balance in Hong Kong dollars. As the Group derives its revenue mainly in Renminbi, its exposure to foreign exchange rate fluctuations is not significant.

EMPLOYEES

At the interim period end date, the Group has approximately 4,345 employees, the majority of them are employed in the PRC. They are remunerated at market level with benefits such as medical, retirement benefit and share option scheme.

PUBLICATION OF DETAILED INTERIM RESULTS ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Exchange's website in due course.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, August 26, 2002

Standard 24/12/2002

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF RESIGNATION OF DIRECTOR

The board of directors ("The Board") of China Pharmaceutical Enterprise and Investment Corporation Limited ("the Company") announces that Mr. Wang Xian Jun has resigned as an executive director of the Company with effect from 23rd December, 2002.

The Board would like to take this opportunity to thank Mr. Wang Xian Jun for his contributions to the Company.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, 23rd December, 2002

(Page 1)

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED
中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

Connected Transaction and Ongoing Connected Transactions and Proposed Change of Company Name

SUMMARY

On 19th February, 2003, the Company entered into the Acquisition Agreement with its controlling shareholder (namely SPG) and one of SPG's wholly-owned subsidiaries (namely New Medicine Co.), pursuant to which the Company will acquire the entire equity interest of R&D Co.. R&D Co. is principally engaged in the research and development of pharmaceutical products and manufacturing technology, and provision of technical services and consulting services in connection with the manufacture of pharmaceutical products. The consideration for the Acquisition is RMB18,450,000 (equivalent to about HK$17.4 million) which will be satisfied by the Group's internal resources.

Following Completion, R&D Co. will become a wholly-owned subsidiary of the Company and the provision of research and development services by R&D Co. to SPG Group will constitute ongoing connected transactions for the Company under the Listing Rules. The Company will apply to the Stock Exchange for a waiver from the strict compliance from the disclosure requirements as required under the Listing Rules in respect of the Ongoing Connected Transactions.

The terms of the Acquisition and the Ongoing Connected Transactions were determined after arm's length negotiations between the Company and SPG Group. The Directors believe that the Acquisition represents a good investment opportunity for the Company to have its own research and development capability to enrich the Group's business portfolio and is in the interest of the Group and the Shareholders as a whole.

For the purpose of the Listing Rules, as SPG is the controlling shareholder of the Company, the Acquisition constitutes a connected transaction to the Company. As the consideration for the Acquisition represents more than the higher of HK$1 million or 0.03% of the consolidated net tangible asset value of the Company as at 30th June, 2002 but less than the higher of HK$10 million or 3% of the consolidated net tangible asset value of the Company as at 30th June, 2002, the Company is subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules and details of the Acquisition will be included in the Company's next published annual report in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

In addition, the Directors propose to change the English company name of the Company to "China Pharmaceutical Group Limited" and to change the Chinese company name of the Company to "中國製藥集團有限公司" to signify the Group's new strategy and mission to become a comprehensive pharmaceutical group in the PRC pharmaceutical industry. A circular containing the proposal for change of company name of the Company and a notice convening the EGM will be dispatched to the Shareholders as soon as practicable.

ACQUISITION AGREEMENT DATED 19TH FEBRUARY, 2003

Parties

Purchaser: the Company

Vendors: SPG and New Medicine Co. (one of SPG's wholly-owned subsidiaries)

Assets to be acquired

The Company will acquire the entire equity interest of R&D Co. R&D Co. is principally engaged in the research and development of pharmaceutical products and manufacturing technology, and provision of technical services and consulting services in connection with the manufacture of pharmaceutical products. Details of R&D Co. are set out in the paragraph headed "Information of the acquiring assets" below.

Consideration and payment terms

The consideration for the Acquisition is RMB18,450,000 (equivalent to about HK$17.4 million), which will be satisfied by the Group's internal resources and will be paid within 3 business days after Completion Date. The terms of the Acquisition was determined after arm's length negotiations between the Company and SPG by reference to an independent valuation on the net assets of R&D Co. as at 31st August, 2002 prepared by the PRC Valuer, a firm of valuers licensed by the Ministry of Finance to carry out valuation of state-owned assets in the PRC. The net asset value of R&D Co. as at 31st August, 2002 as set out in the Valuation Report is RMB18,448,600, representing a premium of 0.7% over RMB18,317,100 which represents the book value of its net tangible assets. There is no shareholder's loan advanced from SPG and New Medicine to R&D Co..

The Acquisition Agreement provides, among other things, that if the net assets of R&D Co. as at the Completion Date is below the net assets of R&D Co. as stated in the Valuation Report, SPG and New Medicine Co. shall inject the discrepancy in cash into R&D Co..

Conditions

Completion is conditional upon, among other things, the following conditions being fulfilled (or waived (if applicable) by the Company) on or before 19th August, 2003, or such other date as the parties to the Acquisition Agreement may otherwise agree:

i) completion of a due diligence review by the Company on R&D Co. to the absolute satisfaction of the Company;

ii) the granting of a lease by SPG to R&D Co. in respect of land on which the property presently occupied by R&D Co. and all relevant approvals and consents which are required by the relevant laws and regulations in the PRC for the lease having been obtained;

iii) all relevant approvals and consents which are required by the relevant laws and regulations or otherwise necessary for Completion in the PRC having been obtained; and

iv) receipt by the Company of legal opinions issued by a firm of qualified lawyers in the PRC on the date of the Acquisition Agreement and on Completion respectively to the effect that the Acquisition and the transactions contemplated thereunder comply with all rules, regulations and laws of the PRC.

INFORMATION OF THE ACQUIRING ASSETS

R&D Co., the research and development center of SPG Group, was evolved from a merger of three research and development centres of SPG Group and was incorporated as an indirect wholly-owned subsidiary of SPG in September 2000.

R&D Co. is principally engaged in the research and development of pharmaceutical products (such as vitamin and antibiotic products) and manufacturing technology, and provision of technical services and consulting services in connection with the manufacture of pharmaceutical products. R&D Co. also develops pharmaceutical products and manufacturing technology for third parties.

R&D Co. has a team of about 90 research and development personnel with expertise in various areas such as pharmacy, chemical synthesis, pharmacology and Chinese medicine. R&D Co. has established long-term cooperation relationships with a number of reputable universities, research institutes and companies in the PRC and the United States of America, such as Shenyang Pharmaceutical University, Chinese Academy of Medical Sciences, China Pharmaceutical University, Beijing University and Unigene Laboratories Inc. in the research and development of various fields including medicines, technology and fundamental pharmaceutical projects. Such cooperation may involve the provision of funds and research and development personnel by R&D Co. to carry out specified research and development projects together with pharmaceutical experts of universities.

R&D Co., together with its predecessors, has successfully developed a number of pharmaceutical products and various types of manufacturing technologies, among which 36 products have been registered with the relevant authorities and available in the market. At present, there are about 40 projects being in the research and development stage.

The registered capital of R&D Co. is RMB16,930,000 (equivalent to about HK$16.0 million) and has been fully paid up. R&D Co. is directly owned as to 99.65% and 0.35% by SPG and New Medicine Co. respectively. The unaudited net asset value of R&D Co. as at 31st December, 2002 in accordance with PRC GAAP was approximately RMB18.4 million (equivalent to about HK$17.4 million). The unaudited turnover and net profit of R&D Co. for the two years ended 31st December, 2002 prepared in accordance with PRC GAAP were as follows:

RMB'000	For the year ended 31st December, 2001 (Audited)	For the year ended 31st December, 2002 (Unaudited)
Turnover	488	10,289
Profit/(Loss) before and after taxation	(4)	2,013

Following Completion, R&D Co. will enter into a lease agreement with SPG in respect of land use rights for the land of 2785.4 square metres where the building presently occupied by R&D Co. as its office and venue for conducting its research and development projects are located, at an annual rental fee of RMB111,416 (equivalent to about HK$105,109). The lease agreement, which has been negotiated on an arm's length basis between R&D Co. and SPG and on normal commercial terms that are fair and reasonable to the independent Shareholders, will be effective for a period of 20 years from Completion. As SPG is the controlling shareholder of the Company, the transactions contemplated under the lease agreement constitute ongoing connected transactions under the Listing Rules. As the annual rental payable by R&D Co. to SPG under the lease agreement is RMB111,416 (equivalent to about HK$105,109) which is below the higher of HK$1 million or 0.03% of the net tangible assets of the Company, the lease falls into Rule 14.24 of the Listing Rules and is exempted from disclosure requirements under the Listing Rules.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the manufacture and sale of bulk pharmaceutical products including vitamins, penicillin antibiotics, and cephalorsporin antibiotics. The Group's product profile has been expanded from bulk pharmaceutical products to finished products through an acquisition details of which was disclosed in the Company's announcement dated 22nd April, 2002.

The Directors believe the Acquisition is consistent with the Group's investment strategy and mission to become a comprehensive pharmaceutical group with its own research and development capability.

The Directors believe that a well-developed research and development centre with a strong team in fundamental research and product commercialization will facilitate the development of a comprehensive portfolio of new and advanced pharmaceutical products in the long run. The Directors expect the Group will be able to capture through the Acquisition R&D Co.'s technical strength and strong product development capability.

The Directors also believe R&D Co.'s capability in research and development for pharmaceutical sector will optimize the manufacturing procedures and improve the operating efficiency of the Group. In addition, the Directors expect that the Acquisition will facilitate the introduction of a number of newly patented pharmaceutical products and technology to the Group to improve its existing product portfolio and production technology. At present, three types of products and two types of manufacturing technology developed and owned by R&D Co. are in the process of patent application.

The diversification of product portfolio and strong research and development capability will enable the Group to enhance its position in the PRC pharmaceutical industry to tap the tremendous market opportunities after the accession of the PRC into WTO.

The Directors (including independent non-executive Directors) believe that the Acquisition represents a good investment opportunity to the Company and is in the interest of the Group and the Shareholders as a whole. The Directors

also consider that the Acquisition (including independent non-executive Directors) is conducted on normal commercial terms that are fair and reasonable to the independent Shareholders.

ONGOING CONNECTED TRANSACTIONS

Following Completion, R&D Co. will become a wholly-owned subsidiary of the Company and the provision of research and development services by R&D Co. to SPG Group will constitute Ongoing Connected Transactions for the Company under the Listing Rules. The major terms of the agreement in respect of Ongoing Connected Transactions are set out as below:

Nature of the transactions:	Provision of research and development services by R&D Co. to SPG Group for service fees and sales commission payable by SPG Group
Historical transaction amount:	Since the establishment of R&D Co. in the PRC on 27th September, 2000 up to 31st December, 2002, the amount of service fees payable by SPG Group was approximately RMB 9.0 million (equivalent to about HK$8.5 million) and no sales commission was paid by SPG Group.
Pricing basis:	**Service fees:** Service fees payable by SPG Group will be charged by reference to the higher of (a) the fees charged by R&D Co. to other independent third parties or (b) the costs for the provision of such services plus a margin of not less than 20%; **Sales commission:** Sales commission payable by SPG Group will be charged by a certain percentage of sales of the relevant products by reference to the higher of (a) the sales commission charged by R&D Co. to other independent third parties or (b) not less than 2% of the selling price of products developed by R&D Co. and sold by SPG Group, for a period of ten years from the commencement of sales.

BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

The Ongoing Connected Transactions will be conducted in the ordinary and usual course of business of the Group. The terms of the Ongoing Connected Transactions will be agreed on an arm's length basis with terms that are fair and reasonable to the Group. The Directors (including independent non-executive Directors) consider it is in the interests of the Group to engage in the Ongoing Connected Transactions as these transactions will provide the Group with an opportunity to accumulate its expertise in the research and development of pharmaceutical products and manufacturing technology and expand the earning base of the Group, among others, through the service fees and sales commission to be received from SPG Group.

DISCLOSURE REQUIREMENTS AND WAIVER SOUGHT

For the purpose of the Listing Rules, as SPG holds 57.93% equity interest in the Company, the Acquisition constitutes a connected transaction to the Company. As the consideration in the amount of RMB18,450,000 (equivalent to about HK$17.4 million) for the Acquisition represents more than the higher of HK$1 million or 0.03% of the consolidated net tangible asset value of the Company as at 30th June, 2002 but less than the higher of HK$10 million or 3% of the consolidated net tangible asset value of the Company as at 30th June, 2002, the Company is subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules and details of the Acquisition will be included in the Company's next published annual report in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

For the purpose of the Listing Rules, the Ongoing Connected Transactions would normally require disclosure by way of press announcement each time as such transaction occurs. The Directors consider that strict compliance with the disclosure requirements in respect of the Ongoing Connected Transactions would be impractical and unduly onerous on the part of the Group as they are of a regular and continuing nature. The Directors expect that the annual transaction amount of the Ongoing Connected Transactions may exceed the higher of HK$1 million or 0.03% of the consolidated net tangible asset value of the Company but below the higher of HK$10 million or 3% of the consolidated net tangible asset value of the Company. As such, the Company will apply to the Stock Exchange in connection with the Ongoing Connected Transactions which fall within Rule 14.25(1) of the Listing Rules, a conditional and continuous waiver from strict compliance with the disclosure requirements as required under the Listing Rules in respect of each financial year. The waivers are subject to the conditions that:

(a) the aggregate transaction amount of the Ongoing Connected Transactions for each financial year will not exceed the higher of HK$10 million or 3% of the Group's net tangible asset value for the corresponding financial year;

(b) details of the Ongoing Connected Transactions will be disclosed in the Company's annual report as prescribed by Rule 14.25(1)(A) to (D) of the Listing Rules;

(c) the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the relevant annual report of the Company that the relevant Ongoing Connected Transactions have been entered into:

  (i) in the ordinary and usual course of business of the Group;

  (ii) in accordance with the terms of the agreements governing such transactions;

  (iii) in accordance with the pricing policies of the agreement governing such transactions; and

  (iv) on terms that are fair and reasonable and in the interests of the Shareholders as a whole by reference to the auditors confirmation referred to in (e) below;

(d) SPG Group shall provide an undertaking to the Stock Exchange to provide the Company's auditors with full access to the relevant records for the purpose of auditors' review of the Ongoing Connected Transactions as referred to in paragraph (e) below;

(e) the auditors of the Company shall review the Ongoing Connected Transactions annually and confirm in the Letter to the Board, a copy of which shall be provided to the Listing Division of the Stock Exchange, confirming that the Ongoing Connected Transactions:

  (i) have received the Board's approval;

  (ii) have been entered in accordance with the pricing basis as provided in relevant agreement to be entered into SPG Group and R&D Co. that

  - service fees payable by SPG Group will be charged by reference to the higher of (a) the fees charged by R&D Co. to other independent third parties or (b) the costs for the provision of such services plus a margin of not less than 20%;
  - sales commission payable by SPG Group will be charged at a certain percentage of sales of the relevant products by reference to the higher of (a) the sales commission charged by R&D Co. to other independent third parties or (b) not less than 2% of the selling price of products developed by R&D Co. and sold by SPG Group, for a period of ten years from the commencement of sales.

  (iii) have not exceeded the relevant cap amount set out in paragraph (a) above.

  Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange as soon as practicable;

(f) the Directors (including independent non-executive Directors) consider that the Ongoing Connected Transactions will be conducted on an arm's length basis, on normal commercial terms that are fair and reasonable to the independent Shareholders and in the usual and ordinary course of business of the Group; and

(g) any other condition that the Stock Exchange may impose.

In the event of any amendment on the pricing basis governing the Ongoing Connected Transactions referred to above or any of the Ongoing Connected Transactions exceeds the annual cap, the Company will fully comply with the disclosure requirement provided in Chapter 14 of the Listing Rules in respect of the Ongoing Connected Transactions unless the Company has obtained a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those as at the date of the proposed waiver application on transactions of the kind to which the Ongoing Connected Transactions belong, including but not limited to, a requirement that such transactions be made conditional on approval by the independent Shareholders, the Company will take immediate steps to ensure compliance with such requirements within a reasonable period of time.

PROPOSED CHANGE OF COMPANY NAME

The Directors propose to change the English company name of the Company to "China Pharmaceutical Group Limited" and to change the Chinese company name of the Company to "中國製藥集團有限公司".

The Directors consider the change of company name appropriate in view of the recent expansion of the principal businesses of the Group. It is anticipated that with the Group's recent acquisition of finished pharmaceutical preparation products business earlier this year and the Acquisition, the Group will successfully transform itself into a well diversified pharmaceutical enterprise, with business ranging from bulk to finished pharmaceutical products manufacturing business together with its own research and development capability.

The Directors believe the new company name signifies the Group's investment strategy and mission to become a comprehensive pharmaceutical group in the PRC pharmaceutical industry.

The proposed change of company name is subject to the passing of a special resolution by the Shareholders at the EGM to be held by the Company and the approval by the Registrar of Companies in Hong Kong.

The proposed change of name of the Company will not affect any of the rights of the Shareholders and all existing share certificates in issue bearing the existing name of the Company will, after the change of name becomes effective, continue to be effective as documents of title to the Shares under its new name and will continue to be valid for trading, settlement and registration purposes. There will be arrangements for free exchange of existing share certificates for new share certificates under the new English and Chinese name, details of which will be included in the circular containing the proposed change of company name of the Company to the Shareholders. Once the proposed change of both English and Chinese company name becomes effective, new share certificates will be issued in the new English and Chinese name of the Company. Further announcement regarding, inter alia, the effective date for trading in the securities under the new English and Chinese name on the Stock Exchange will be made when the new English and Chinese name takes effect.

EGM

The EGM will be convened as soon as practicable at which a special resolution will be proposed to approve the change of company name of the Company.

GENERAL

A circular containing the proposal for change of company name of the Company and a notice convening the EGM will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

"Acquisition"	the transaction contemplated under the Acquisition Agreement
"Acquisition Agreement"	the conditional sale and purchase agreement dated 19th February, 2003, entered into between the Company, as the purchaser, and SPG and New Medicine Co., as the vendors in relation to the entire equity interest of R&D Co.
"Board"	the board of Directors
"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"Completion"	Completion of the Acquisition, which is subject to, among others, the conditions as set out in the paragraph headed "Conditions" above being fulfilled or waived (if applicable) by the Company
"Completion Date"	the second business date after Completion or such other date as may be agreed between the Company, SPG and New Medicine Co.
"Director(s)"	the director(s) of the Company

"EGM"	the extraordinary general meeting of the Company to be convened as soon as practicable to consider and approve the change of company name of the Company including any adjourned meeting thereof
"Group"	the Company together with its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Letter"	the letter to be issued by the auditors of the Company after reviewing the Ongoing Connected Transactions annually
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ministry of Finance"	The Ministry of Finance of the PRC (中華人民共和國財政部)
"New Medicine Co."	Shijiazhuang Pharmaceutical Group New Medicine Company Limited (石家莊製藥集團新藥有限公司), a limited liability company established in the PRC, one of SPG's wholly-owned subsidiaries and one of the vendors pursuant to the Acquisition Agreement
"Ongoing Connected Transactions"	the connected transactions, as described in paragraph headed "Ongoing Connected Transactions" in this announcement, which will constitute connected transactions to the Company and are subject to the disclosure requirements under the Listing Rules
"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"PRC Valuer"	Beijing Jingdao Asset Valuation Limited Liability Company (北京京都資產評估有限責任公司), a firm of valuers licensed by the Ministry of Finance to carry out valuation of state-owned assets in the PRC
"PRC GAAP"	the generally accepted accounting principles in the PRC
"R&D Co."	Shijiazhuang Pharmaceutical Group Pharmaceutical Technology Development Company Limited (石家莊製藥集團製藥技術開發有限公司), a limited liability company established in the PRC, which is principally engaged in the research and development of pharmaceutical products and manufacturing technology and provision of technical services and consulting services, and a wholly-owned subsidiary of SPG
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited (石家莊製藥集團有限公司), a limited liability company established in the PRC, the controlling shareholder of the Company holding 57.93% equity interest in the Company and one of the vendors under the Acquisition Agreement
"SPG Group"	SPG together with its subsidiaries excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Valuation Report"	valuation report dated 5th September, 2002 in respect of net assets of R&D Co. as at 31st August, 2002 prepared by the PRC Valuer
"WTO"	the World Trade Organization
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

Note: For information purpose only, the translation of RMB to HK$ in this announcement is based at the rate of RMB1.06 to HK$1.00.

By order of the Board
China Pharmaceutical Enterprise and Investment Corporation Limited
Cai Dong Chen
Chairman

Hong Kong, 19th February, 2003

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

2002 RESULTS ANNOUNCEMENT

The Board of Directors (the "Directors") of China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2002.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2002

	2002 HK$'000	2001 HK$'000
Turnover	1,625,130	1,168,244
Cost of sales	(1,121,850)	(838,525)
Gross profit	503,280	329,719
Other operating income	14,197	10,468
Distribution costs	(42,545)	(25,694)
Administrative expenses	(123,295)	(101,173)
Other operating expenses	(10,879)	(9,377)
Major overhaul expenses	(28,591)	-
Allowance for doubtful debts	(14,276)	(9,600)
Impairment loss on property, plant and equipment	-	(3,543)
Profit from operations	297,891	190,800
Finance costs	(26,682)	(27,102)
Impairment of goodwill of an associate	-	(2,032)
Gain on disposal of subsidiaries	-	4,051
Share of profit of a jointly controlled entity	7,916	5,183
Profit before taxation	279,125	170,900
Taxation	(49,550)	(29,315)
Profit before minority interests	229,575	141,585
Minority interests	(1,433)	(1,579)
Profit attributable to shareholders	228,142	140,006
Earnings per share		
Basic	16.62 cents	11.29 cents
Diluted	16.35 cents	11.10 cents

Notes:

1. **Segment information**

2002

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER							
External sales	524,284	498,797	362,093	234,796	5,160	-	1,625,130
Inter-segment sales	59,726	25,722	-	-	-	(85,448)	-
Total	584,010	524,519	362,093	234,796	5,160	(85,448)	1,625,130
SEGMENT RESULT	105,007	106,158	68,403	31,403	90		311,061
Unallocated expenses							(13,170)
Profit from operations							297,891

2001

	Bulk Drugs					
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Consolidated HK$'000
TURNOVER						
External sales	510,405	363,912	286,734	0	7,193	1,168,244
SEGMENT RESULT	108,855	103,883	822	0	(7,455)	206,105
Unallocated expenses						(15,305)
Profit from operations						190,800

turnover and profit was a combined result of expanded production volume of 7-ACA and penicillin, rebound of the prices of vitamin C, enhancement in production technology as well as effective measures in controlling production costs.

Production and sales

During the year, both the production capacity and output of the Group's three major bulk drug series have increased, with equally strong sales. In July 2002, the Group diversified into finished drug business via acquisition from its parent company. The Group now has more than 18 types of bulk drug products and 170 types of finished drug products.

Penicillin series

Through the use of new production technology, the Group increased the production rate of penicillin by 14.3% during the year, thereby maintaining its leading position in the industry. The output of penicillin reached 3,803 tonnes, representing an increase of 36% (mainly attributable to penicillin industrial salt). The output of penicillin downstream products was 1,013 tonnes, maintaining the level of previous year. Notwithstanding that 331 tonnes of self-produced penicillin products have been used in the manufacturing of some of the finished drug products during the year, sales volume of the entire series increased by 20% to 3,177 tonnes. Revenue from the entire series increased by 3% to HK$524,284,000, accounting for 32% of the Group's revenue.

With the rising living standard in the PRC, there is an increasing demand for semi-synthetic penicillin products, and we expect that the Group's penicillin series will maintain a strong growth in 2003.

Cephalosporin series

The output of 7-ACA increased by 69% to 499 tonnes, whereas the output of cefazolin, a downstream product, reached 145 tonnes, maintaining the level of previous year. With regard to cefoperazone and cefradine, which were put into production last year, output reached 24 tonnes and 27 tonnes respectively. Notwithstanding that 21 tonnes of self-produced cefazolin have been used in the manufacturing of some of the finished drug products during the year, sales volume of the entire series increased by 45% to 495 tonnes. Revenue from this series increased by 37% to HK$498,797,000, accounting for 31% of the Group's revenue.

With the commencement of operation of a new 7-ACA production line in 2002, the Group's annual capacity reached 800 tonnes of 7-ACA. In terms of the actual output in 2002, the Group ranked third in the world, lagging behind the top two manufacturers by only a small margin. The Group believes that when the production line attains full capacity, its market share will increase steadily and it will become the world's second largest manufacturer of 7-ACA. Furthermore, with the rising health consciousness and medication standard of the people in the PRC, growth in the demand for cephalosporin antibiotics remains strong and, therefore, the series will become a major contributor to the proliferation of the Group's sales and profit.

Vitamin C series

During the year, prices of vitamin C products rebounded strongly as a result of the scaling down of production by the overseas manufacturers. Prices of the products surged from US$3.06 per kg on average in 2001 to US$4.94 per kg by the end of 2002. The average price for the year reached US$3.24 per kg, and there was a supply shortage in the market.

The output of vitamin C increased by 8% to 12,144 tonnes for the year, while the output of downstream products was 2,026 tonnes, similar to previous year. Sales volume and revenue of the entire series increased by 17% and 26% to 13,371 tonnes and HK$362,093,000 respectively. The revenue from the series accounted for 22% of the Group's revenue. The increase in output and rebound of prices have made the series become a major source of profit for the Group again. For the first two months in 2003, the average price rose to US$6.4 per kg. The Group believes that the current upward momentum in the price of vitamin C will sustain and the contribution from this series will greatly increase in 2003.

Finished drug division

The operation of the finished drug division has been smooth since the Group acquired the business in July 2002. After acquisition, over 300 million vials of powder injection, 340 million of capsules and 230 million of tablets were sold, generating a revenue of HK$234,796,000, which took up 14% of the Group's revenue.

The acquisition of the finished drug business enabled the Group to diversify from producing solely bulk drug products to both bulk and finished drug products. The Group is now able to expand its customer base to hospitals. The Group believes that such product diversification and expanded customer base will enable it to better position itself to capture the opportunities in the pharmaceutical market and to expand the Group's earning base.

25/3/2003
SCMP

2. **Profit from operations**

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets	14,303	15,255
Amortisation of goodwill	1,546	-
Depreciation of property, plant and equipment	103,818	88,715
Bank interest income	(1,737)	(1,238)
Interest income from loan receivables	(504)	(900)

3. **Taxation**

	2002 HK$'000	2001 HK$'000
The charge comprises:		
PRC income tax	48,572	28,529
Share of taxation of a jointly controlled entity	978	786
	49,550	29,315

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to an exemption from PRC income tax for the two years starting from their first profit-making year, followed by a 50% reduction for the next three years. The taxation charge for the year represents provision for taxation which has taken into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC tax relief as the above subsidiaries.

There was no significant unprovided deferred taxation for the year or at the balance sheet date.

4. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2002	2001
Profit attributable to shareholders	HK$228,142,000	HK$140,006,000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,373,033,290	1,240,447,279
Effect of dilutive potential ordinary shares in respect of share options	22,612,855	20,934,321
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,395,646,145	1,261,381,600

DIVIDEND

The Directors recommends the payment of a final dividend of HK6.0 cents per share for the year ended December 31, 2002 (2001: HK3.6 cents) payable on May 15, 2003 to shareholders whose names appear on the register of members of the Company on April 24, 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Wednesday, April 16, 2003 to Thursday, April 24, 2003, both dates inclusive, during which period no transfer of shares will be registered.

In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Tuesday, April 15, 2003.

BUSINESS REVIEW AND PROSPECTS

Results

For the year ended December 31, 2002, the Group reported turnover of HK$1,625,130,000 and profit attributable to shareholders of HK$228,142,000, representing increases of 39% and 63% over the previous year. The strong growth in With the continued application of new technology and equipment, as well as our proven effective measures in controlling production costs, the manufacturing costs of all our products have been lowered. The production costs of vitamin C, penicillin and amoxicillin were lowered by 15%, 6% and 9% respectively. The lower production costs coupled with the upsurge in the price of vitamin C enabled the Group to attain a gross profit margin of 31%, representing an increase of 3 percentage points over the previous year.

Acquisition of a research and development company

On February 19, 2003, the Company entered into an agreement to acquire the entire equity interest of a research and development company from the Group's parent company. The acquired research and development company enhances the Group's production technology and research and development capability of new drugs, which in turn consolidate and further increase the competitiveness of the Group's existing bulk drug products and enable the Group to introduce more new finished drugs to the market.

Development of patent drug

In September 2002, the Group obtained formal approval from the State Drug Administration for the production of butylphthalide, a category one new drug in the PRC developed by the Group. The Group is planning to install a large scale production line with design fully complied with international standards. The product is expected to be a major force in driving growth of the Group in the next three to five years.

Outlook

In 2003, the Group will focus on establishing itself as the consolidator in the bulk drug sector and put in place building blocks to expand into the generic and patent drugs sector. We will also focus on reducing production cost through technology and achieving better margins.

We will expand our bulk drug production capacity through joint ventures, selective earnings accretive acquisitions and building new production lines. We are also seeking FDA accreditation for the bulk and finished drugs production lines to target sales in overseas high-end pharmaceutical market.

After acquiring the finished drug business from our parent company in 2002, we will also strengthen the finished drug sales network and brand name building in China.

The Group will also put particular efforts to the market development of our patent drug, Butylphthalide, ensuring its successful entry into the market.

FINANCIAL REVIEW

As at December 31, 2002, the Group's total bank borrowings was HK$627.7 million, an increase of HK$158.4 million as compared to HK$469.3 million at the last year end date, and the maturity profile spread over a period of three years with HK$543.3 million repayable within 1 year and HK$84.4 million within 2 to 3 years.

Gearing ratio was 17%, which was calculated on the basis of the Group's net bank borrowings (after deducting cash and bank balances of HK$324.3 million) over shareholders' funds at the year end date.

The majority of the Group's bank borrowings, approximately 80% at the year end date, was in Renminbi with the remaining balance in Hong Kong dollars. As the Group derives its revenue mainly in Renminbi, its exposure to foreign exchange rate fluctuations is not significant.

EMPLOYEES

At the year end date, the Group has approximately 6,798 employees, the majority of them are employed in the PRC. They are remunerated at market level with benefits such as medical, retirement benefit and share option scheme.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Exchange's website in due course.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, March 25, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Bowen Room, 7th Floor, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, April 24, 2003 at 10:30 a.m. for the following purposes: –

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2002.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of directors.
4. To re-appoint auditors and to authorize the directors to fix their remuneration.

By Order of the Board
LEE Ka Sze, Carmelo
Secretary

Hong Kong, March 25, 2003.

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. The register of members will be closed from Wednesday, April 16, 2003, to Thursday, April 24, 2003, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Tuesday, April 15, 2003.

中國製藥集團有限公司

CHINA PHARMACEUTICAL GROUP LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(formerly known as China Pharmaceutical Enterprise and Investment Corporation Limited 中國製藥企業投資有限公司)

CHANGE OF COMPANY NAME

The board of directors (the "Board") of China Pharmaceutical Group Limited (中國製藥集團有限公司) (formerly known as China Pharmaceutical Enterprise and Investment Corporation Limited 中國製藥企業投資有限公司) (the "Company") announces that the Company has obtained the certificate of incorporation on change of name from the Registrar of Companies in Hong Kong regarding the change of its name to China Pharmaceutical Group Limited in English and 中國製藥集團有限公司 in Chinese with effect from 7th May, 2003.

Further to the press announcement of the Company dated 19th February, 2003 and the circular of the Company dated 29th March, 2003, the Board now announces that the Company passed a special resolution on 23rd April, 2003 that subject to and conditional upon the effective registration of the change of name with the Registrar of Companies in Hong Kong, the name of the Company be changed to China Pharmaceutical Group Limited (中國製藥集團有限公司). The Board is now pleased to announce that the Company has obtained from the Registrar of Companies in Hong Kong the certificate of incorporation on change of name dated 7th May, 2003 and that the new name became effective on 7th May, 2003.

The Company has completed all the necessary filing procedures with the Registrar of Companies in Hong Kong. Such a change of name of the Company will not affect any of the rights of any shareholders of the Company.

All existing share certificates in issue bearing the former name of the Company will continue to be effective as documents of title to the relevant shares of the Company and be valid for trading, settlement and registration purposes. New share certificates of the Company will be issued under the new name of the Company and shareholders of the Company are recommended to exchange their share certificates issued under the former name of the Company for new share certificates to be issued under the new name of the Company.

Shareholders of the Company can, during the period between 9th May, 2003 and 9th June, 2003, lodge their existing share certificates with the share registrar of the Company, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong during normal business hours to exchange for new share certificates to be issued under the new name of the Company free of charge. New share certificates are expected to be available for collection during normal business hours at the office of Secretaries Limited within ten business days from the date of submission. From 10th June, 2003 onwards, existing share certificates will be accepted for exchange on payment of a fee of HK$2.50 (or such higher amount as may be stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time) for each new certificate to be issued or for each existing share certificate so submitted for exchange, whichever number of certificates is higher.

By order of the Board
Cai Dong Chen
Chairman

Hong Kong, 7th May, 2003

21/5/2003 SCMP



中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong with limited liability)

UNAUDITED QUARTERLY RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2003

This announcement is made by China Pharmaceutical Group Limited (the "Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company intends to continue to publish the quarterly financial results in the future.

The Board of Directors (the "Directors") of the Company is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the first quarter ended March 31, 2003.

CONSOLIDATED INCOME STATEMENT

For the three months ended March 31, 2003

	Three months ended March 31,	
	2003 (Unaudited) *HK$'000*	**2002 (Unaudited)** *HK$'000*
Turnover	635,896	341,009
Cost of sales	(381,701)	(243,711)
Gross profit	254,195	97,298
Other operating income	2,050	4,105
Distribution costs	(23,468)	(5,433)
Administrative expenses	(44,432)	(29,261)
Other operating expenses	(321)	(274)
Profit from operations	188,024	66,435
Finance costs	(7,102)	(5,327)
Share of profit of a jointly controlled entity	1,346	1,792
Profit before taxation	182,268	62,900
Taxation	(27,815)	(9,815)
Profit before minority interests	154,453	53,085
Minority interests	(626)	(487)
Profit attributable to shareholders	153,827	52,598
Earnings per share		
Basic	10.24 cents	4.24 cents
Diluted	10.04 cents	4.18 cents

Notes:

1. The accounting policies adopted in the preparation of the unaudited consolidated results for the three months ended March 31, 2003 are consistent with those adopted in the annual accounts for the year ended December 31, 2002 except that the Group has adopted for the first time the revised Hong Kong Statement of Standard Accounting Practice 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The adoption of this revised standard had no material effect on the results for the current period.

2. The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended March 31,	
	2003	**2002**
Profit attributable to shareholders	HK$153,827,000	HK$52,598,000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,502,212,661	1,240,447,279
Effect of dilutive potential ordinary shares in respect of share options	29,324,161	18,093,949
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,531,536,822	1,258,541,228

3. The unaudited consolidated results for the three months ended March 31, 2003 have been reviewed by the external auditors in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants.

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ANALYSIS OF TURNOVER AND OPERATING PROFIT

For the three months ended March 31, 2003

	Bulk Drugs						
	Penicillin series *HK$'000*	**Cephalosporin series** *HK$'000*	**Vitamin C series** *HK$'000*	**Finished Drugs** *HK$'000*	**Others** *HK$'000*	**Eliminations** *HK$'000*	**Consolidated** *HK$'000*
TURNOVER							
External sales	141,442	130,969	179,514	183,359	612	–	635,896
Inter-segment sales	45,605	22,738	–	–	–	(68,343)	–
TOTAL TURNOVER	187,047	153,707	179,514	183,359	612	(68,343)	635,896
SEGMENT RESULTS	38,683	33,970	94,796	24,413	34	–	191,896
Unallocated corporate expenses							(3,872)
Profit from operations							188,024

For the three months ended March 31, 2002

	Bulk Drugs				
	Penicillin series *HK$'000*	**Cephalosporin series** *HK$'000*	**Vitamin C series** *HK$'000*	**Others** *HK$'000*	**Consolidated** *HK$'000*
TURNOVER					
External sales	136,102	132,866	70,387	1,654	341,009
SEGMENT RESULTS	32,989	31,678	4,658	46	69,371
Unallocated corporate expenses					(2,936)
Profit from operations					66,435

BUSINESS REVIEW

For the first quarter ended March 31, 2003, the Group reported a turnover of HK$635,896,000 and profit attributable to shareholders of HK$153,827,000, representing an increase of 86% and 192% over the same period last year respectively. The strong growth in turnover and profit was mainly attributable to the successful global development strategy and sound management of the Company.

The Group has strengthened its position in the global market of bulk drugs and further increased its market share. In the first quarter, the output of the Group's three major bulk drugs increased, among which penicillin increased by 42% to 1,249 tonnes, 7-ACA increased by 100% to 156 tonnes and vitamin C increased by 9% to 3,502 tonnes. At present, penicillin produced by the Group accounts for more than 10% of the global market, while 7-ACA and vitamin C each accounts for more than 20% of the global market.

The Group's finished drug business has been developing rapidly and has tapped into the world market, further realising the Company's diversified business development. In the first quarter, the finished drug business reported a turnover of HK$183,359,000, of which exports accounted for HK$11,002,000.

Through constant technological innovation and improvement, the costs of the Group's major products have been kept at industry-leading low levels. In the first quarter, the production cost of penicillin was US$10.15 per kg on average, representing a decrease of 10.2% when compared with the average cost of US$11.30 in year 2002. The production cost of 7-ACA was US$68.54 per kg on average, representing a decrease of 8.3% when compared with the average cost of US$74.75 per kg in year 2002. The production of cost vitamin C was maintained at US$2.31 per kg, similar to that of the previous year.

BUSINESS OUTLOOK

The Group continues to play a pivotal role in the global bulk drug industry. The output targets of the Group for 2003 are 15,000 tonnes of vitamin C, 5,000 tonnes of penicillin and 700 tonnes of 7-ACA, representing an increase of approximately 24%, 31% and 40% over previous year respectively. With the achievement of these outputs, the Group's market share would be further increased. In order to capitalise on the opportunities arisen from the consolidation of the global vitamin C industry, the Group initiated the construction of a new vitamin C production line with an annual capacity of 15,000 tonnes in April this year. It is expected that the Group's annual production capacity of vitamin C will increase to 30,000 tonnes after the new production line commences operation in early next year. With respect to the finished drug business, two PRC category two new drugs will be introduced to the market to fuel the Group's continued development after the Group completes the acquisition of the research and development centre this year. In addition, through strengthening of the sales network and export business, the finished drug business is expected to enjoy rapid growth in the current year.

The Group believes that it will be able to continue to bring high growth returns to its shareholders by achieving its business objectives and implementing its development plans.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, May 20, 2003

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED**, you should at once hand this document with the accompanying proxy form to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

A notice convening an extraordinary general meeting of China Pharmaceutical Enterprise and Investment Corporation Limited to be held at Bowen Room, 7th Floor, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, April 24, 2003 at 10:40 a.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 10:30 a.m. shall have been concluded or adjourned) is set out on pages 6 to 8 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

Hong Kong, March 31, 2003

DEFINITIONS

In this document, the following expressions have the following meanings unless the context requires otherwise:–

"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at Bowen Room, 7th Floor, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, April 24, 2003 at 10:40 a.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 10:30 a.m. shall have been concluded or adjourned), notice of which is set out on pages 6 to 8 of this document
"Latest Practicable Date"	March 28, 2003, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.1 of the notice of the Extraordinary General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Share Repurchase Code"	the Hong Kong Code on Share Repurchases

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawfully currency of Hong Kong

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED
中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
CAI Dong Chen *(Chairman)*
DING Er Gang
LIU Yi
QU Ji Guang
WEI Fu Min
YUE Jin

Independent Non-executive Directors:
HUO Zhen Xing
LEE Ka Sze, Carmelo
QI Mou Jia

Registered Office:
Rooms 2802-2806,
28th Floor, Office Tower,
Convention Plaza,
1 Harbour Road,
Wanchai,
Hong Kong.

Hong Kong, March 31, 2003

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

GENERAL MANDATE TO REPURCHASE SHARES

At the extraordinary general meeting of the Company held on May 27, 2002, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Extraordinary General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Extraordinary General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

EXTRAORDINARY GENERAL MEETING

On pages 6 to 8 of this document, you will find a notice convening the Extraordinary General Meeting at which ordinary resolutions will be proposed to:–

- grant to the Directors a general mandate to exercise all powers of the Company to repurchase Shares on the Stock Exchange representing up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution;
- grant to the Directors a general mandate to authorise the Directors to allot, issue and deal with Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing such resolution; and
- extend the general mandate which will be granted to the Directors to allot, issue and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate.

ACTION TO BE TAKEN

A proxy form for use at the Extraordinary General Meeting is enclosed herein. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of a proxy form will not prevent shareholders from attending and voting at the Extraordinary General Meeting if they so wish.

RECOMMENDATION

The Directors believe that all the above-mentioned resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Extraordinary General Meeting.

By Order of the Board
CAI Dong Chen
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,502,212,661 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Extraordinary General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 150,221,266 Shares representing not more than 10% of the issued share capital at the Latest Practicable Date.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. Funding of Repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended December 31, 2002 in the event that the Repurchase Proposal were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2002		
March	0.94	0.75
April	1.16	0.87
May	1.54	1.13
June	1.48	1.21
July	1.43	0.97
August	1.27	0.96
September	1.23	1.01
October	1.23	0.92
November	1.28	1.17
December	1.55	1.21
2003		
January	1.89	1.40
February	2.10	1.79

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

6. Takeover Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeover Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

According to the register maintained by the Company pursuant to Section 16 of the Securities (Disclosure of Interests) Ordinance as at the Latest Practicable Date, Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates were beneficially interested in 870,166,161 Shares representing approximately 57.93% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates in the Company would be increased to approximately 64.36% of the issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. The Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

7. Shares Repurchase made by the Company

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

NOTICE OF EXTRAORDINARY GENERAL MEETING

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Bowen Room, 7th Floor, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, April 24, 2003 at 10:40 a.m. (or so soon thereafter as the Annual General Meeting of the Company convened for the same date and place at 10:30 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions of the Company:–

ORDINARY RESOLUTIONS

1. "**THAT**:–

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which the Director of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

      (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

2. "**THAT**:-

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

3. "**THAT** subject to the passing of the resolution nos.1 and 2 set out in the notice convening the meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to resolution no.2 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.1 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution."

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, March 31, 2003

Notes:–

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

此乃要件　請即處理

閣下如對本文件任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥企業投資有限公司**股份全部**售出**，應立即將本文件連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

有關購回股份
及發行股份
之一般授權之建議

中國製藥企業投資有限公司訂於二零零三年四月二十四日星期四上午十時四十分假座香港金鐘道88號太古廣場港麗酒店七樓寶宏廳（或本公司於同日同地點上午十時三十分舉行之股東週年大會或其續會結束後）舉行股東特別大會，大會通告載於本文件第六至八頁。　閣下不論是否出席大會，敬請盡早按照印備之指示填妥並交回隨附之代表委任表格，惟無論如何須於大會或其任何續會舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室。

香港，二零零三年三月三十一日

釋　義

在本文件內，除文義另有所指，下列詞彙具有下列涵義：

「公司條例」	指	公司條例，香港法例第三十二章
「本公司」	指	中國製藥企業投資有限公司，一家根據公司條例於香港註冊成立之有限公司
「股東特別大會」	指	本公司將於二零零三年四月二十四日星期四上午十時四十分假座香港金鐘道88號太古廣場港麗酒店七樓寶宏廳（或本公司於同日同地點上午十時三十分舉行之股東週年大會或其續會結束後）舉行之股東特別大會，大會通告載於本文件第六至第八頁
「最後實際可行日期」	指	二零零三年三月二十八日，為本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	授予董事一般授權之建議，以行使本公司權力，在購回決議案所述期間內購回最多達於購回決議案通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東特別大會通告所載第1項決議案所述擬提呈之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購回股份規則」	指	管制以聯交所作為其第一上市地位之公司於聯交所購回其證券之上市規則之有關規則
「股份購回守則」	指	香港公司購回股份守則

釋　　義

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港之法定貨幣

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

執行董事：
蔡東晨（主席）
丁二剛
劉義
曲繼廣
魏福民
岳進

註冊辦事處：
香港
灣仔
港灣道一號
會展廣場
辦公大樓28樓
2802-2806室

獨立非執行董事：
霍振興
李嘉士
齊謀甲

敬啟者：

有關購回股份
及發行股份
之一般授權之建議

購回股份之一般授權

本公司於二零零二年五月二十七日舉行之股東特別大會上，董事會獲授予一項一般授權，可行使本公司之權力購回股份。一俟即將舉行之本公司股東週年大會結束，上述授權便告失效。董事會擬尋求　閣下批准將於股東特別大會提呈之購回決議案。一份按照購回股份規則需提供有關購回建議所需資料之說明函件載於本文件之附錄內。

發行股份之一般授權

於股東特別大會上亦將會提呈兩項普通決議案，分別授予董事會一般授權以配發、發行及處理不超過本公司於決議案獲通過當日已發行股本20%之股份，並擴大所授予董事會之該項授權，方式為在授予購回最多達本公司於購回決議案獲通過當日已發行股本之10%股份之一般授權後，將所購回之股份加入該項授權內。

股東特別大會

本文件第六至八頁載有召開股東特別大會之通告，在該大會上將提呈以下普通決議案:

- 授予董事會一般授權，以行使本公司全部權力，在聯交所購回最多達購回決議案獲通過當日本公司已發行股本 10% 之股份;
- 授予董事會一般授權，以批准董事會配發、發行及處理股份，而發行股份之面值總額不超過於該決議案獲通過當日本公司已發行股本面值總額 20% 之股份; 及
- 擴大行將授予董事會以配發、發行及處理額外股份之一般授權，方式為在授予一般授權後，將根據購回建議購回之股份數目加入該項授權內。

應採取之行動

本文件隨附適用於股東特別大會之代表委任表格。 閣下無論是否出席股東特別大會，敬請填妥代表委任表格，並於股東特別大會或其任何續會指定舉行時間四十八小時前送交本公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓 28 樓 2802-2806 室。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會並於會上投票。

推薦意見

董事會認為上述各項於股東特別大會提呈之決議案均符合本公司及其股東之最佳利益。因此，董事會建議全體股東投票贊成股東特別大會通告所載之決議案。

此致

列位股東　台照

承董事會命
主席
蔡東晨

香港，二零零三年三月三十一日

本附錄為購回股份規則所規定之說明函件，向 閣下提供必需之資料，以便考慮批准購回最多達於購回決議案獲通過當日本公司已發行股本 10% 之股份。

本附錄亦構成公司條例第 49BA(3) 條所規定所載之備忘。

1. 股本

於最後實際可行日期，本公司之已發行股本為 1,502,212,661 股股份。

在購回決議案獲通過之規限下，按在股東特別大會舉行前並無再進一步發行或購回股份，則本公司根據購回決議案獲准購回最多 150,221,266 股股份，即分別不超過最後實際可行日期本公司已發行股本 10%。

2. 購回之理由

董事會相信，購回建議符合本公司以及其股東之最佳利益。此項購回或會提高本公司每股之淨資產及／或盈利；惟須視乎當時之市場情況或資金安排而定，並僅於董事會認為該購回將有利於本公司及其股東之情況下進行。

3. 用以購回之資金

本公司在購回股份時，用於購回之資金必須依照本公司之公司組織章程大綱及細則與公司條例規定可作此用途之資金中撥支。公司條例規定，於購回股份時須予償還之股本必須在公司條例准許之情況下，由本公司可供分派之溢利及／或就購回股份而發行新股份所得款額中支付。

在建議之購回期間內若全面行使購回建議，可能會對本公司之營運資金或資本負債比率造成不利影響（對照截至二零零二年十二月三十一日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使購回建議，以致董事會認為本公司宜俱備之營運資金或資本負債比率會因此而受到重大不利影響。

4. 股份價格

於最後實際可行日期前十二個月，股份在聯交所之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零二年		
三月	0.94	0.75
四月	1.16	0.87
五月	1.54	1.13
六月	1.48	1.21
七月	1.43	0.97
八月	1.27	0.96
九月	1.23	1.01
十月	1.23	0.92
十一月	1.28	1.17
十二月	1.55	1.21
二零零三年		
一月	1.89	1.40
二月	2.10	1.79

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准購回建議後，出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司獲股東批准購回建議後，出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，一位股東在本公司之投票權所佔權益比例因此而增加，就收購守則第32條而言，該項增加將作為一項收購處理。因此，任何一位股東或一致行動之多位股東可能會獲得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制收購建議。

根據本公司按證券（披露權益）條例第16條而存置之登記冊所示，於最後實際可行日期，石家莊製藥集團有限公司連同其聯繫人士實益擁有870,166,161股股份之權益，佔本公司已發行股本57.93%。根據該持股量及倘若董事會根據購回授權行使全部權力購回股份，石家莊製藥集團有限公司連同其聯繫人士於本公司之持股量將增加至本公司已發行股本約64.36%。據董事會所知，根據購回建議進行之任何回購股份事宜不會引起收購守則下之任何責任。倘購回股份會導致公眾人士之持股量降至低於25%，則本公司不可購回股份。

7. 本公司進行之股份購回事宜

在最後實際可行日期前六個月內，本公司並無在聯交所或其他地方購回任何股份。

股 東 特 別 大 會 通 告

中 國 製 藥 企 業 投 資 有 限 公 司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

茲通告本公司謹訂於二零零三年四月二十四日星期四上午十時四十分假座香港金鐘道88號太古廣場港麗酒店七樓寶宏廳（或本公司於同日同地點上午十時三十分舉行之股東週年大會或其續會結束後）舉行股東特別大會，藉以考慮並酌情通過下列將提呈為本公司普通決議案之決議案：

普 通 決 議 案

1. 「**動議：**

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，在香港聯合交易所有限公司（「聯交所」）或本公司之證券可能上市並獲證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，按照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定，購回本公司股本中每股面值0.10港元之股份；

(b) 本公司董事會依據上文(a)段所述批准購回之本公司股份面值總額不得超過本公司於本決議案獲通過當日已發行股本面值總額10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

2. 「動議：

(a) 在下文(c)段之規限下，根據公司條例第57B條，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，並作出或授予需要或可能需要行使該項權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(b) 上文(a)段之批准授權本公司董事會於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(c) 本公司董事會依據上文(a)段之批准配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行之股本面值總額（但不包括(i)配售新股（定義見下文）；(ii)根據本公司任何認股權證或任何可轉換為本公司股份之任何證券之條款所附認購權或換股權獲行使而發行股份；(iii)根據本公司不時之組織章程細則以股代息發行股份；或(iv)根據任何已採納授出或發行本公司股份或可認購本公司股份之任何購股權計劃或類似安排而發行股份），不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

股東特別大會通告

「配售新股」乃指於本公司董事會於所定期間內，向於指定記錄日期在名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議（惟本公司董事會有權就零碎股權或香港以外地區適用於本公司之法例所定之限制或責任，或任何認可監管機關或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

3. 「**動議**待召開本大會之通告所載之第 1 及第 2 項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第 1 項決議案授出之授權而購回之本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第 2 項決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回之數額不得超過於上述決議案獲通過當日本公司之已發行股本面值總額之 10%。」

承董事會命
主席
蔡東晨

香港，二零零三年三月三十一日

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件之副本，最遲須於大會或其任何續會舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓 28 樓 2802-2806 室，方為有效。